LORD ABBETT DEVELOPING GROWTH FUND, INC.

90 Hudson Street

Jersey City, NJ 07302

January 9, 2017

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Developing Growth Fund, Inc. (the “Fund”) File Nos. 002-62797 and 811-02871

Dear Ms. Hahn:

Reference is made to Post-Effective Amendment No. 61 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on November 16, 2016 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended.1

This letter responds to comments you provided during a telephone call on Thursday, December 22, 2016 at approximately 3:00 p.m. with Brooke A. Fapohunda of Lord, Abbett & Co. LLC, the investment adviser to the Fund, regarding the Registration Statement, as well as to comments you provided to George Baxter of Ropes & Gray LLP, counsel to the Fund, during telephone calls on Thursday, January 5, 2017 and Friday, January 6, 2017. Your comments, and the Fund’s responses thereto, are summarized below. Post-Effective Amendment No. 63 to the Registration Statement, which will be filed with the Commission on January 13, 2017 and will become effective January 17, 2017 (the “Amendment”), will reflect changes made in response to your comments.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

[1]	Accession No. 0000930413-16-008733.

Ms. Jaea Hahn

January 9, 2017

Part A – General

1.        Please file your response letter as correspondence via EDGAR in advance of filing the Amendment via EDGAR.

Response: We are filing this response letter as correspondence via EDGAR in advance of the Amendment filing.

2.        While Tandy representations no longer are required, we remind you that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement, and that the Commission may have additional comments on the Registration Statement.

Response: We acknowledge that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement, and that the Commission may have additional comments on the Registration Statement.

3.        Please remove all blanks and brackets from the prospectus and statement of additional information (the “SAI”).

Response: All blanks and brackets have been removed from the prospectus and SAI included in the Amendment with the exception of the ticker symbol for Class T shares, as explained in our response to Comment 4 below.

Part B – Prospectus

4.        Please update the ticker symbol for Class T shares on the cover page of the registration statement.

Response: The Class T ticker symbol will be added to the Fund’s prospectus when available. It currently is anticipated that Class T shares of the Fund will commence operations and will be publicly offered at a future date and that, upon commencement of operations, the prospectus will be supplemented to include the ticker symbol.

5.        Please supplementally confirm that the statement “[t]he Lord Abbett Developing Growth Fund generally is not available for purchase by new investors, except as described in this prospectus” on the cover page of the prospectus will continue to be accurate following the public offering of Class T shares or revise the statement accordingly.

Response: We confirm that the restriction referenced in the Staff’s comment will continue to apply and no revision is necessary at this time. We note that the Fund was closed to new investors due to capacity constraints inherent in the small-cap U.S. equity asset class. The Fund reserves the right to modify this restriction as asset levels, portfolio characteristics, and

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Ms. Jaea Hahn

January 9, 2017

market conditions change. Accordingly, the Fund may in the future accept purchases from new investors, and it would modify the prospectus as appropriate under such circumstances.

6.        Please delete the language following “long-term growth of capital” in the “Investment Objective” sections of the summary and statutory prospectuses because the Staff believes this language relates to the Fund’s investment strategy rather than its investment objective.

Response: We respectfully acknowledge your comment; however, the Fund’s investment objective is fundamental and thus cannot be changed without shareholder approval. Therefore, the Fund respectfully declines to make the requested change.

7.        Please delete footnote 3 to the fee table contained in the “Fees and Expenses” section on page 2 of the prospectus or supplementally explain why the Fund believes the footnote is appropriate.

Response: We have deleted references to footnote 3 in the fee table rows titled “Management Fee” and “Distribution and Service (12b-1) Fees.” However, we have elected to retain footnote 3 in reference to the fee table rows titled “Other Expenses” and “Total Annual Fund Operating Expenses” for Class T shares. The purpose of the 485(a) filing was to register Class T shares of the Fund. Class T shares of the Fund were not in existence as of July 31, 2016, the Fund’s fiscal year end. We note that Item 3 of Form N-1A, which discusses the presentation of information for a new series, provides in Instruction 6(a) that “Other Expenses” are to be estimated based on amounts for the current fiscal year with a corresponding footnote disclosing that “Other Expenses” are so estimated. Item 3 does not specifically address new share classes, but, similar to a new series, a new share class would not have fee and expense information to present for the prior fiscal year. We believe it is reasonable, in absence of any direct guidance, to apply Instruction 6(a) of Item 3 to a new share class. Because “Other Expenses” is a component of “Total Annual Fund Operating Expenses,” we also believe that footnote 3 is appropriately referenced in the fee table row titled “Total Annual Fund Operating Expenses.”

8.        Please clarify the meaning of the “small companies” as referenced in the first sentence of the second paragraph under “Principal Investment Strategies” on page 4 of the prospectus.

Response: For the purposes of clarity, the reference to “small companies” has been revised by inserting the following sentence immediately after the reference to “small companies”:

A small company is defined as a company having a market capitalization at the time of purchase that falls within the market capitalization range of companies in the Russell 2000® Index.

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Ms. Jaea Hahn

January 9, 2017

9.        In reference to the section titled “Additional Information about the Availability of Share Classes – Class T Shares” on page 29 of the prospectus, please confirm that Class T shares are not subject to sales load variations or otherwise provide additional disclosure on sales load variations pertaining to Class T shares.

Response: We confirm that there are no sales load variations that pertain to Class T shares.

10.       In reference to the section titled “Additional Information about the Availability of Share Classes – Class T Shares” on page 29 of the prospectus, please confirm that each sales load variation is described with specificity, identifying the class of investors to which it applies.

Response: Please refer to our response to Comment 9 above. Because there are no sales load variations to describe, we believe no additional disclosure is necessary at this time.

11.       In reference to the tables contained under the section titled “Sales Charges – Class A and Class T Share Front-End Sales Charges” beginning on page 29 of the prospectus, please consider removing the column titled “To Compute Offering Price Divide NAV by” because this column may be potentially confusing to investors.

Response: We understand that the referenced information is not required by Form N-1A. Nevertheless, this information is designed to assist financial intermediaries in calculating the net amount a shareholder would invest in the Fund after front-end sales charges are applied. As a result, we believe it is appropriate to retain this information.

12.       In reference to the last bullet point paragraph in the section titled “Sales Charges – Front-End Sales Charge Waivers” beginning on page 33 of the prospectus, please disclose with specificity each intermediary whose fee-based programs may purchase Class A shares without a front-end sales charge or, alternatively, please revise the referenced disclosure accordingly if all intermediaries’ fee-based programs may purchase Class A shares without a front-end sales charge. In making this comment, the Staff directs the Fund to the recently published IM Guidance Update No. 2016-06 (the “Guidance Update”).

Response: In response to this comment, we have revised the referenced disclosure as set forth below (deleted text is denoted by ~~strikethrough~~):

Purchases made by or on behalf of financial intermediaries for clients that pay the financial intermediaries fees in connection with a fee-based advisory program~~, provided that the financial intermediaries or their trading agents have entered into special arrangements with the Fund and/or Lord Abbett Distributor specifically for such purchases~~

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Ms. Jaea Hahn

January 9, 2017

Please note that to the extent the Fund implements scheduled variations in sales loads in the circumstances contemplated by the Guidance Update, it intends to provide the disclosure required by the Guidance Update.

Part C – SAI

13.       In reference to the second sentence in the last full paragraph on page 7-5 of the SAI, please disclose with specificity each intermediary that has a special arrangement with the Fund or Lord Abbett Distributor LLC in which a contingent deferred sales charge (“CDSC”) may not be assessed on redemptions made by such intermediary that continue as investments in another fund, or, alternatively, please revise the referenced disclosure to clarify that all purchases of Class A shares made through a financial intermediary by retirement and benefit plans may not have a CDSC assessed on redemptions made by such intermediary that continue as investments in another fund. In making this comment, the Staff directs the Fund to the recently published Guidance Update.

Response: In response to this comment, we have revised the referenced disclosure as set forth below (deleted text is denoted by ~~strikethrough~~):

With respect to Class A share purchases by retirement and benefit plans ~~made through financial intermediaries that have special arrangements with the Fund and/or Lord Abbett Distributor~~, no CDSC will be assessed at the time of redemptions that continue as investments in another fund participating in the program provided the Plan has not redeemed all, or substantially all, of its assets from the Lord Abbett Funds.

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If you have any questions, please call the undersigned at (201) 827-2279.

Sincerely,

/s/ Brooke A. Fapohunda
Brooke A. Fapohunda
Deputy General Counsel
Lord, Abbett & Co. LLC
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